John A. Hill
The Putnam Funds
Chairman of the Trustees
One Post Office Square
Boston, Massachusetts 02109

The Putnam Funds

Dear Shareholder:

In September, we mailed you a proxy statement requesting your vote on a proposed merger of Putnam High Yield Municipal Trust into Putnam Managed Municipal Income Trust, both of which are managed by Putnam Investment Management. The Trustees unanimously recommend approval of the proposed merger. Unfortunately, your Putnam fund(s) failed to reach the quorum necessary to conduct the shareholder meeting that was scheduled for October 22, 2007, because owners of preferred shares did not vote in sufficient numbers. As a result, the meeting was adjourned.

You are receiving this letter as the owner of one of the largest positions in preferred shares as of August 6, 2007, the official record date for voting on the proposed merger. Your vote is critical in enabling the shareholder meeting to be conducted. In accordance with New York Stock Exchange rules for broker-dealers, if you do not submit your voting instructions, your shares may be voted in the same proportion as votes received. Even if you have sold your preferred shares since August 6, 2007, we strongly urge you to vote your proxy now.

We have included another copy of the ballot(s) and a postage-paid return envelope for your convenience. If you have any questions regarding this information, please call the toll-free number, 1-800-301-3998.

Thank you for your assistance.

Sincerely,

John A. Hill
Chairman of the Trustees

248556 11/07